Exhibit 21.1

SUBSIDIARIES OF YUKAI HEALTH GROUP LIMITED

As of July 1, 2022

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Fujian Yukai Health Technology Co., Ltd.	People’s Republic of China

Fuzhou Yukai Trading Co., Ltd.	People’s Republic of China